UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

March 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,464,280
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,464,280
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,464,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 34.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 40,224
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 40,224
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,224
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,504,504
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,504,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,504,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 34.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,504,504
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,504,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,504,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 34.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,707,112
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,707,112
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,707,112
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 17.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 45,139
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,139
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,139
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,752,251
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,383 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,383 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,752,251
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,383 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,383 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,752,251
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,383 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,383 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Items 5 and 6.

This Amendment No. 2 (the “Amendment No. 2”), being filed by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”), Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”), Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”), Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd” and collectively with SLTA III Cayman, SL III Offshore Ltd, the Silver Lake Investors, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “Reporting Persons), amends the Schedule 13D initially filed on June 9, 2017 (the “Original 13D”), as amended by Amendment No. 1 thereto on December 4, 2017 (as so amended, the “Prior 13D”, and as amended by this Amendment No. 2, the “Schedule 13D”), relating to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Prior 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Prior 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Prior 13D.

Item 2. Identity and Background.

The first two paragraphs of Item 2(b) and (c) are hereby amended and restated as follows:

(b) and (c) The general partner of SLP III Cayman and SLTI III Cayman is SLTA III Cayman. The general partner of SLTA III Cayman is SL III Offshore Ltd. SL III Offshore Ltd is controlled by a board of eight directors that acts by majority approval. Certain information concerning the identity and background of each of the directors of SL III Offshore Ltd is set forth in Annex A-1 of this Amendment No. 2, which is incorporated herein by reference in response to this Item 2.

The general partner of SLS Cayman and SLTI Sumeru Cayman is SLTA Sumeru Cayman. The general partner of SLTA Sumeru Cayman is SLTA Sumeru GP Cayman. The general partner of SLTA Sumeru GP Cayman is SL Sumeru Offshore Ltd. SL Sumeru Offshore Ltd is controlled by a board of nine directors that acts by majority approval. Certain information concerning the identity and background of each of the directors of SL Sumeru Offshore Ltd is set forth in Annex A-2 of this Amendment No. 2, which is incorporated herein by reference in response to this Item 2.

Item 4. Purpose of the Transaction.

Item 4 of the Prior 13D is hereby amended and supplemented by inserting the following to the end thereof:

On March 14, 2018, the Issuer announced that Ajay Shah, Managing Partner of Silver Lake Sumeru, and currently serving as Executive Chairman of the Issuer, will become the President and Chief Executive Officer of the Issuer, serving as Co-CEO during a transition period, and will continue as Chairman of the board of directors of the Issuer. In connection with such appointment, Mr. Shah entered into an offer letter with the Issuer described under Item 6 below.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 6 of this Amendment No. 2 is hereby incorporated by reference into this Item 5.

Item 5(a) – (b) of the Prior 13D is hereby amended and supplemented by inserting the following at the end thereof:

Information with respect to the beneficial ownership of Ordinary Shares by the directors of SL III Offshore Ltd and SL Sumeru Offshore Ltd, including Mr. Shah, is set forth in Annex A of this Amendment No. 2 and incorporated herein by reference in response to this Item 5.

The beneficial ownership reported herein does not include Ordinary Shares underlying the Options (as defined below) held by Mr. Shah, described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior 13D is hereby amended and supplemented by inserting the following to the end thereof:

In connection with his appointment as President and Chief Executive Officer of the Issuer, Mr. Shah entered into an offer letter (the “Offer Letter”) with the Issuer that provided that he will receive a cash salary, certain employee benefits, a three-year employment agreement and stock options (the “Options”) to purchase Ordinary Shares granted under the Issuer’s Amended and Restated 2017 Share Incentive Plan on March 14, 2018. The exercise price for all of the Options is $39.82 per share (the closing trading price of the Ordinary Shares on the date of grant) and each Option requires that Mr. Shah be serving as the CEO or Co-CEO of the Issuer at the time of vesting. Mr. Shah was awarded the following Options: (i) 450,000 time-based Options which will vest in four equal tranches of 25% (or 112,500 Ordinary Shares) on each annual anniversary of the grant date, (ii) 225,000 performance-based Options eligible to vest in four equal tranches of 25% (or 56,250 Ordinary Shares) on each annual anniversary of the grant date if the 30 trading day rolling average closing price of an Ordinary Share equals or exceeds 150% of the exercise price (such 30 trading day average, the “150% Price Target”) at any time during the four year period following the grant date provided that if the 150% Price Target is satisfied after any annual vesting date for any portion of the Options, such prior portion or portions will vest upon achievement of the 150% Price Target, and (iii) 225,000 performance-based Options which will be eligible to vest in four equal tranches of 25% (or 56,250 Ordinary Shares) on each annual anniversary of the grant date if the 30 trading day rolling average closing price of an Ordinary Share equals or exceeds 200% of the exercise price (such 30 trading day average, the “200% Price Target”) at any time during the seven year period following the grant date provided that if the 200% Price Target is satisfied after any annual vesting date for any portion of the Options, such prior portion or portions will vest upon achievement of the 200% Price Target. The Options will accelerate in the event Mr. Shah is terminated without cause or for good reason.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018

Silver Lake Partners III Cayman (AIV III), L.P.
By:		Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Investors III Cayman, L.P.
By:		Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Associates III Cayman, L.P.
By:		Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Sumeru Fund Cayman, L.P.
By:		Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Investors Sumeru Cayman, L.P.
By:		Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Associates Sumeru Cayman, L.P.
By:		SLTA Sumeru (GP) Cayman, L.P., its general partner

	By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

SLTA Sumeru (GP) Cayman, L.P.
By:		Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:		/s/ Karen M. King
Name: Karen M. King
Title: Director

Annex A-1 to Amendment No. 2

The Annex A-1 of the Prior 13D is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd. Each of such persons is a citizen of the United States.

Silver Lake (Offshore) AIV GP III, Ltd.
Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director of Silver Lake Group, L.L.C.

Andrew Wagner	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Ordinary Shares of the Issuer.

Annex A-2 to Amendment No. 2

The Annex A-2 of the Prior 13D is hereby amended and restated as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake Sumeru (Offshore) AIV GP, Ltd. Each of such persons is a citizen of the United States.

Silver Lake Sumeru (Offshore) AIV GP, Ltd.
Name	Business Address	Principal Occupation
John Brennan	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Hollie Moore-Haynes	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Paul Mercadante	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Kyle Ryland	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Ajay Shah	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder and Managing Partner of Silver Lake Management Company Sumeru, L.L.C. President and CEO of the Issuer

Andrew Wagner	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

Mr. Shah beneficially owns 193,132 Ordinary Shares of the Issuer, or approximately 0.9% of the outstanding Ordinary Shares, which includes (i) 74,124 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 1, for which Mr. Shah serves as a trustee; (ii) 8,339 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 3, for which Mr. Shah serves as a trustee; (iii) 92,182 shares of record held by The Ajay B. Shah and Lata K. Shah 1996 Trust (U/A/D 5/28/1996), for which Mr. Shah serves as a trustee; (iv) 14,305 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 4, for which Mr. Shah serves as a trustee; and (v) 4,182 shares held of record by Mr. Shah. All such Ordinary Shares were acquired by the holders at the time of the Merger. In addition to such Ordinary Shares, Mr. Shah has also been awarded Options representing the right to purchase up to 900,000 additional Ordinary Shares on the terms described in Item 6 of this Amendment No. 2 above. Other than Mr. Shah, none of the persons listed above beneficially owns any Ordinary Shares of the Issuer.